Exhibit 99.4

CURALEAF ANNOUNCES ASSET DIVESTITURES IN MARYLAND FOR $31.5 MILLION

Transactions Support the Optimization of Curaleaf's Vertically Integrated Presence in Maryland

WAKEFIELD, Mass., Nov. 6, 2020 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA, OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading vertically integrated cannabis operator in the United States, today announced a pair of planned asset divestitures in Maryland for a combined $31.5 million in total proceeds:

•	Entering into Definitive documentation to sell Curaleaf's interests in HMS cultivation and processor for $27.5 million to TerrAscend Corp. ("TerrAscend") (CSE:TER, OTCQX: TRSSF)
•	Closing of its sale of Cumberland, MD processor for $4.0 million

Curaleaf announced today the signing of a definitive agreement to sell its rights to the HMS Health LLC and HMS Processing LLC ("HMS") assets in Maryland to TerrAscend for a total consideration of $27.5 million. The HMS asset sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The total consideration due to Curaleaf of $27.5 million includes $25 million in cash due at closing as well as a $2.5 million interest bearing Note due and payable to Curaleaf on April 30, 2022. The transaction is expected to close pending customary closing conditions, including regulatory approval by the Maryland Medical Cannabis Commission.

The completion of the HMS transaction will allow Curaleaf to move forward, subject to regulatory approval, with its proposed acquisition of Maryland Compassionate Care and Wellness, LLC ("MCCW"), which operates a 55,000 square foot co-located cultivation and processing facility in Taneytown, MD and a dispensary in Gaithersburg, MD under the Herbology brand.

Curaleaf is also pleased to announce today the closing of its sale of Curaleaf Maryland, Inc., which holds a processing license in Cumberland, MD, for a total consideration of $4.0 million. This divestiture closed on November 1, 2020 and supports Curaleaf's strategy for optimizing its vertically integrated presence in Maryland.

Joseph Lusardi, Chief Executive Officer of Curaleaf, stated, "The asset sales we announce today will allow us to optimize Curaleaf's vertically integrated presence in Maryland within the regulation which limits operators to a single grow and single processor. Overall, the Maryland market continues to see impressive growth with over 115,000 certified cannabis patients. The actions we are taking aim to further strengthen Curaleaf's position as a leading cannabis operator in Maryland as well as reaffirm our commitment to best serving our customers across the state."

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is the leading vertically integrated U.S. multi-state cannabis operator with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 95 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

FORWARD LOOKING STATEMENT

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information.

Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the planned divestiture of certain assets in Maryland, which depend upon closing the respective transactions and getting regulatory approval for the same. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Dan Foley, VP, Finance and Investor Relations

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.

Related Links

https://curaleaf.com/